Invest in Rentberry

Main Street Software Technology Real Estate Marketplace

Rent safely. The first global home rental platform with full automation!

RENTBERRY.COM SAN FRANCISCO CALIFORNIA


Oleksiy Lubinsky
CEO
Rentberry



Long-term home rental space is the only industry that is still operates in the stone-age fashion. Our ultimate goal, that is supported by our diverse group of high-profile investors, is to offer a complete rental experience on the global scale - we are on the right trajectory to do so!

Oleskiy Lyubynskyy CEO @ Rentberry

Why you may want to invest in us...

1. $1.8M raised on Wefunder.
2. 6M+ properties in 40+ countries.
3. $10M+ already raised total.
4. Investors: Zing Capital, 808 Ventures, Beechwood Ventures, and angels from Google, McKinsey and CBRE
5. 900K users in 2019. 292K monthly active users. 213% transaction growth in 2019 alone.
6. $7 billion market opportunity.
7. Featured on Forbes, WSJ, Inc, Fox, ABC, and more.
8. More than 30 leading industry partnerships.

Why investors ❤ us

WE'VE RAISED $6,550,000 SINCE OUR FOUNDING



We invested in Rentberry for a number of reasons- but first and foremost is because they're going to change the world when it comes to- long term rentals. At some point in everyone's life they have dealt with the headache of finding a place to rent. Not only finding a place, but not knowing if you would get selected, if you were throwing your money away on an application fee and all the other factors that go into the crazy process.

Oleksiy and his team have thought of everything! From giving potential tenants the opportunity to see how many others are bidding on the same property, as well as giving them ability to name their price to land their desired unit. We also

... read more

Chris Graebe CEO at StartupCamp, Investor at RagingBull

LEAD INVESTOR | INVESTING $50,000 THIS ROUND



Excited to see how Rentberry will catch on al over the world.

Harshana Godamanna



This is my first investment and looks like a great way to get my feet wet.

Justin Miller

Maintenance Program Manager in manufacturing and Navy Veteran. Owner of Diagnostic Thermal Imaging Consulting.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Oleskiy Lyubynskyy

CEO

UC Berkeley grad & former investment banker, who co-founded CityHour in 2012. Won "Innovation Award" at the MacWorld 2014 conference. Sold the technology in 2015. Previously at Deloitte and Cisco.



Lily Ostapchuk

CPO

Managed and operated a number of rental properties. Product launch and marketing expert with deep knowledge of how to position and scale the product.



Alex Kotovskov

Head of Design

Distinguished UI/UX web and mobile designer, whose products won numerous awards and received international recognition.



Denis Golubovsky

CTO

Worked at a number of prominent IT companies. Full stack engineer and focus driven coder with 12 years of experience. Expert in 'FinTech' products & technology.



Chris Graebe

Ashley Rodgers

In the news

TODAY · inman NEWS · Forbes · business · Entrepreneur · Patch · equities · WSJ

Downloads

- Rentberry One Pager.pdf
- Rentberry Presentation Wefunder.2020.pdf

We finally did it - renting done right. And the numbers show.

Rentberry is a transparent rental application and price negotiation platform uniting tenants and landlords. We've grown fast since 2017.



Tenant Screening
Application Process
Service Providers
Rental Auction
Property Marketing
E-contracts
Online Data Storage
Rental Payments
Rentberry Rental Platform
Convenience
Global Expansion
Security
Automation


Traction
MAU 231k
Pageviews 1.9mln
46k
242k
Nov, 2018
May, 2019
Oct, 2019
Apr, 2020
Nov, 2018
May, 2019
Oct, 2019
Apr, 2020
Properties
6 mln+
Average Increase In Rent
6%
Transaction Growth
2019: 213%
Users
2019: 900k
Average Decrease In Rent
8%
Partnerships
30
*Information from Google Analytics.


International Presence
40+ Countries
Properties
100,000 +
3,500 - 6,000
2,000 - 3,500
500 - 2,000
10 - 500

We've raised $10M already!

From Zing Capital, 808 Ventures, Beechwood Ventures, and top profile angel investors from Google, McKinsey & Company, CBRE, Harvard Business School Alumni Angels and others.



Timeline
Total Capital Raised: $10 mln
Series-A Target: $12 mln at $50 mln valuation
Capital Raise $1 mln
Capital Raise $2.5 mln
Capital Raise $5 mln
Capital Raise $3.1 mln
Series-A Target Valuation $50 mln
2016
2017
2018 - 2019*
2020
2021
2017
2018
2019
2020 - 2021
National Platform 5,000+ US Cities
Global Platform 40+ Countries
Achieved Patented Tech 900k Users
New Segments Homes for Sale Senior Housing



Investors & Partnerships
Institutional and Angel Investors From:
Partnerships With:



CAMPAIGN STRATEGY BY
ARORAPROJECT.CO

Campaign managed and scaled by The Arora Project

Investors Testimonials

Steve Burton (USA)
Managing Partner, Beechwood Ventures


Steve Burton
from Rentberry
01:26
vimeo

Trevor Bond (USA)
Co-chair, Harvard Business School Alumni Angels


Trevor Bond
from Rentberry
01:02
vimeo

Gary Macbeth (Australia)
Managing Partner, 808 Ventures


Gary Macbeth
from Rentberry
00:45
vimeo

Matthew Cottis (UK)
Partner, Hogan Lovells


Matthew Cottis
from Rentberry
00:26
vimeo

Steven Baker (USA)
Distinguished Engineer, GoogleW


Steven Baker
from Rentberry
01:09
vimeo

Rentberry makes it easy.

Select a property, analyze the competition, submit your application, e-sign the lease, and manage your rental. Done!


Rentberry's Solution for Easy Rentals
How it works
1
Select Property
2
Analyze Competition
3
Submit Application
4
E-Sign Lease
5
Manage Rental
INTUITIVE. FAST. SIMPLE.


Global Rental Platform
Available in 40+ countries
Customizable rental experience
Extensive search capabilities
Renting Done Right. Finally.


iOS & Android Apps
Rental process on the go
Expanded target audience
Engaging customer experience

Why now?

Renting is the new buying. Renting has become an economic and lifestyle choice for 46% of those under the age of 45. It gives flexibility. Freedom. Less risk.

> **5 to 6 million families**
>
> will become new renting households in the US alone over the next 10 years.


The US Market is Huge
44 mln
units rented each year
87 bln USD
blocked as rental deposits
694 bln USD
spent on rent each year
*Information from nhmc.org and Yardi Matrix.

Despite the economy, we hold fast.

Even during downtimes and recessions (including COVID-19), Rentberry remains strong and flourishes as people stop buying properties and resort to renting.



2019 Performance
Users 195%
306k 900k
2018 2019
Sessions 207%
377k 1.2mln
2018 2019
Pageviews 503%
1.1mln 6.9mln
2018 2019
Listings 402%
783k 3.9mln
2018 2019
Cities 190%
6k 19k
2018 2019
* Information fro Google Analytics. Jan 1st, 2018 – Dec 31st, 2019.



Largest Markets in the US
New York, 8%
California, 15%
Texas, 16%
Florida, 8%
*Information from Google Analytics. Users. Jan 1st, 2019 – Dec 31st, 2019.

We're relevant in the current climate.

Rentberry is the only platform that offers full automation and enables to rent safely with contactless services, which is being preferred by tenants and landlords around the globe!



Helps Save Lives During COVID-19
Perform All Tasks Online to Minimize Direct Contact
Contract
VR
Video
Zoom
Virtual Tour Available
Sign Documents From Home
We have partnered with HelloSign to make sure all the necessary paperwork can be done online, without you leaving your home. It's easy to use and secure.
Virtual Tour is the New Open House
Choose a convenient way to learn about the property you're interested in. It can be a simple Face Time call with the landlord or a full 360 VR tour.

People want this.

Many renters and property owners use and admire Rentberry. Tenants want their search to be transparent and fast. Homeowners want to lease to quality tenants at the true market value. The problem is that current platforms don't solve this. Rentberry does!

> Rentberry has saved me a ton of time finding great tenants and managing lease signing. Its sophisticated features help me manage my properties seamlessly and digitally!
>
> J. Carpenter, Landlord



Saving and Comfortable for Renters

Full Rental Experience
First and only closed loop platform

Instant Savings
Save thousands during move-in

Intelligent Analysis
Have full visibility into the rental process

No Spam
All listings are current and verified

Virtual Reality
Perform online open house visits and save time

Maintenance Request
Instant and hassle-free communication with landlords

Efficient and Secure for Property Owners

Online Applications
Instant decision making process

Rental Price Bidding
Receive higher bids from prospective tenants

E-Sign Contracts
E-sign all rental agreements

Quality Leads
Syndicate properties to top real estate platforms

Reviews & Ratings
Receive valuable insight on prospective tenants

On-time Rent Payments
Flexible payment options



Rentberry News Coverage
from Rentberry
09:07
vimeo

We own our technology.

We've patented our technology and filed 46 trademarks to secure our intellectual property and stay ahead of the competition.


Corporate Structure & IP
Investors
Rentberry Inc.
Owns
Brands
Trademarks
Patents
258
Domains
46
Trademarks
Intellectual Property
1
Patent
334,402
lines of code*
(residential platform)
rentberry.com
Brands
(real estate blog)
landlordtips.com
* Includes the code written for web and mobile apps as of Mar 1, 2019

How we make money.

The yearly market opportunity for Rentberry is $7B in the US alone — revenue from tenants, landlords, and agents. This does not include revenue from enterprise or sale of add-on services.


Flexible Revenue Model
Tenants
Application fee
$9.99
per application
Co-signer network fee
$19.99
per property
Landlords
Property promotion
(30 days)
$49.99
per property
E-sign, rent collection & cloud data storage
$19.99
monthly
per property
Agents
Agent fee
$24.99
monthly
per agent
Enterprise
Residential properties
(homes, apartments & condos)
$1.00
monthly
per property
*Does not include revenue from other sources (such as sale of renters insurance, leads to moving companies, etc.)



Financial Projections (mln)
Cash Balance (April 2020): $2.5 mln
Revenue from Agents
Revenue from Tenants
Revenue from Landlors
0.5
0.1
4.8
2
3
17
5
14
27
2020
2021
2022

The above contains forward looking projections which cannot be guaranteed.

How Rentberry looks and feels.

Web demo.



Rentberry Web Demo
from Rentberry
Renting Done Right. Finally.
02:06
vimeo

App demo.



Rentberry App Demo
from Rentberry
Tenant:
Intuitive Search
Large Luxury Home
Penthouse
01:21
vimeo

Recognized by the industry and Y Combinator.

Rentberry already won numerous awards for the novel technology and best user experience. We also were invited to Y Combinator for an interview!


Rentberry

Join us!

Successfully raised more than 70% of the targeted amount. We aren't stopping until Rentberry is a household name. Invest today to grow with us!


Next Steps
Capital Raise Target:
$3.1 mln
(70% secured)
Accomplished to date:
Built dedicated team
Proved business model
Established strong customer base
Signed key partnerships
Achieved strong media coverage
Secured high profile investors
Successfully raised $10 mln
Funding will help us:
Expand patent portfolio
Increase user base
Add product functionality
Strengthen brand awareness
Advance 'homes for sale' segment
Enter senior housing space
Continue international growth

Investor Q&A

– COLLAPSE ALL

What does your company do?

Rentberry is the first rental platform that allows for all the rental tasks to be done in one place. It offer patented transparent rental application and price negotiation technology. Rentberry automates all the standard rental tasks from submitting personal information, custom offers and attending virtual tours to eSigning rental agreements and sending maintenance requests. All data is stored in the cloud and can be accessed at anytime.

Where will your company be in 5 years?

In five years our goal (which we cannot guarantee) is to have sales in excess of $500M and have 40%+ market share in the US.

Why did you choose this idea?

Long-term home rental space is the only industry that is still operates in the stone-age fashion. Our ultimate goal, that is supported by our diverse group of high-profile investors, is to offer a complete rental experience on the global scale - we are on the right trajectory to do so!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Renting has become an economic and lifestyle choice for 46% of those under the age of 45. Millennials prefer renting instead of buying and 6 million families will become new renting households in the US alone over the next 10 years.

However, there is a challenge in the long-term rental market. Tenants want transparency and automation to save valuable time. On the other hand, homeowners want to lease to quality tenants at the true market price.

The problem is that current platforms lack a solution and the technology for this.

In 2019, two companies already voiced interest in potentially acquiring Rentberry. Even though we are not for sale now, we do envision a sale of the company or IPO in the future.

How far along are you? What's your biggest obstacle?

We have established a dedicated team of 30 people, comprising of senior engineers and marketing experts.

We had successfully developed web platform (rentberry.com) and mobile apps.

Since the launch, we have processed 6M+ properties and as of today operate in more than 40+ countries.

In May 2020, we are on track to have 300K monthly active users; with the goal to have 500k by end of the year.

We had established more than 30 partnerships and raised more than $10M from high-profile investors.

Our biggest obstacle is that we have too many partnership requests, some of which we had to reject.

Who competes with you? What do you understand that they don't?

Rentberry is THE only company that offers fully automated rental experience. All other rental platforms are "classified" websites. They are: Apartment List, Zillow, Zumper, Craigslist, LiveLovely, Trulia. They offer only discovery component and then landlords and tenants perform all rental tasks "OFF" the platform.

The problems with our competition:
- Painful experience with brokers and high agent fees
- Time-consuming platforms
- Absence of transparent application process
- Incomplete business models
- Inability to save on move-in costs
- Outdated design and features

We know all the pain points that landlords and tenants experience. Moreover, as we offer complete rental solution, our users stay "ON" the platform.

How will you make money?

Our revenue model is flexible and at the same time very expansive. It includes tenants, landlords, agents and enterprise clients.

a) Tenants: rental application ($9.99) and co-signer fee ($19.99).

b) Landlords: property promotion ($49.99) and data storage ($19.99).

c) Agents: monthly agent membership fee ($24.99).

d) Enterprise (500+ properties): monthly fee per property ($1.00).

e) Additional services: we also plan to sell add-on services on the platform, such as tenant rental insurance and offering refinancing deals to landlords.

f) Data: we can sell leads to moving companies and information on new tenants to local businesses.

Our TAM is $7B in the US alone.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We are having an astonishing growth. The biggest risk is too fast of the growth, where we wont be able to dedicate time to partnerships, hiring, new features, new market niches, etc. We already partnered with more than 30 companies and we are trying to do our best to accommodate all of the requests.

Does a bad economy affect the company?

Even during downtimes and recessions, Rentberry flourishes as everyone rents. People stop buying properties and resort to renting. In downtimes, our company and industry as a whole are essentially “protected.”

Moreover, during the COVID-19 times, Rentberry experienced the dramatic boost in users as people are looking for a way to rent properties without tossing paper, attending open houses and making direct contacts. Rentberry is the only platform that provides just that and more!

When do you plan to raise next round?

Next year, we will be raising Series A round, which we expect to be around $12M at $50M pre-money valuation. We already had positive discussion with some of the VC funds that voiced their interest in participating in Series A.

What some of the prominent investors / advisors does Rentberry have?

Please see below some of our high profile investors from the real estate industry:
- Ray Wirta: board member and former CEO/Chairman of CBRE ($17 bln market cap company)
- Patrick Frost: CEO of SwissLife (largest insurance company and property owner/manager in Europe with $54 bln assets under management)
- Michael Koran: Founder/CEO of Primary Residential Mortgage (nationwide residential mortgage banker; funded more than $6.3 bln home loans)
- Brian Nelson: Co-Founder/Principal of Nelson Brothers Real Estate (Inc 500 company, manages $750 mln in assets through the acquisition of student housing)
- Lee Leslie: EVP of Ten-X (owns auction.com and processes more than 90% of all online commercial real estate sales)
- Kevin Pshebniski: CEO of Hopewell Development (one of the largest residential/commercial developers as well as property managers; owned more than 15 mln square feet of retail space)
- Scott White: CEO of Invesque (leading healthcare real estate company)
- Gregory Lee: CEO of Bowers&Wilkins and former President of Nokia Technologies (Gregory is also previously CEO of Samsung Electronics in North America)
- David Zelman: President of Zelman Associates (top housing market research and analytics company)

All our investors are also our advisors!

Are you backed by VC funds?

Yes, we have number of prominent VC funds that invested in Rentberry. Some of them are: Zing Capital, Beechwood Ventures, 808 Ventures, AIM and others.

What other areas do you plan to expand in the future?

Our technology is very customizable and applicable in other ares of real estate - such as, properties for sale and senior homes.

How do you protect your intellectual property?

We successfully filed the patent and secured 46 trademarks.

What platform do you recommend visiting to learn more about Rentberry?

https://rentberry.com/investors

https://vimeo.com/420343617

How much revenue was generated in your 2018 public token sale?

The public token sale generated $6,016,320 of revenue, allocated between fiscal years 2019 and 2018 of which $890,280 is part of accounts receivable. Rentberry's total revenues for 2018 and 2019, including the public token sale, were $6,178,690

Financials

Rentberry has financial statements ending December 31 2019. Our cash in hand is $2,530,633.56, as of April 2020. Over the three months prior, revenues averaged $1,530/month, cost of goods sold has averaged $101,000/month, and operational expenses have averaged $150,000/month.

At a Glance

January 1 to December 31

$4,398,259
+147%
Revenue

$1,769,739
Net Profit

$412,000 [94%]
Short Term Debt

$2,115,000
Raised in 2019

$2,530,634
Cash on Hand
As of 04/ 1/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Rentberry is a closed-loop home rental platform that makes the long-term leasing process transparent and efficient, eliminates the hassle of paper applications and helps properties get their true market price. It automates all the standard rental tasks from submitting personal information, customer offers and eSigning rental agreement to sending maintenance requests.

Summary

Rentberry, Inc. was incorporated in the State of Delaware in August 2015.

Since then, we have:

- Processed 6M+ properties
- Started services in 40+ countries.
- Raised millions of dollars from top profile investors: Zing Capital, 808 Ventures, Beechwood Ventures, Angel Investors Marlborough and others.
- Established 243k monthly active users (April 2020).
- Secured partnerships with leading real estate companies.
- Developed Web platform and iOS & Android Apps.
- Featured on Forbes, WSJ, Inc, Entrepreneur, Pix11, and more.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $4,398,259 compared to the year ended December 31, 2018, when the Company had revenues of $1,780,431. The Company generated $6,016,320 of its revenue that was allocated between fiscal years 2019 and 2018 from the public token sale ("Berry" tokens), of which $890,280 is part of accounts receivable. Our gross margin was 99.99% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $4,084,352, including $3,006,637 in cash. As of December 31, 2018, the Company had $3,848,173 in total assets, including $3,113,000 in cash.
- *Net Income.* The Company has had net income of $1,769,739 and net losses of $960,283 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $412,000 for the fiscal year ended December 31, 2019 and $7,274,214 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $3,365,000 in convertibles and $2,115,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Rentberry, Inc. cash in hand is $2,530,633.56, as of April 2020. In 2020, we anticipate average burn rate to be $150,000 / month. Our intent is to be profitable in 18-24 months.

We decided in 2020 to make most of the features and functionality free of charge. We were advised to grab large market share now and then come back to monetization at the later stage. Our goal (although we can't guarantee it) is to have 500k MAU this year and 1mln+ MAU in 2021. This year our goal is to have $5M in revenue but it will depend on the success of the monetization strategy that we plan to undertake. The monetization is planned to start in Q3 2020. Depending on the market situation, we may postpone the start of monetization to 2021.

During COVID, we've had an all time high on MAUs. Our business model is unique as we offer "all rental tasks in one place" - essentially with zero contact with landlord. Since there are no other platforms like ours - tenants and landlords look specifically for Rentberry to minimize contact and stay safe during COVID pandemic.

We plan to finalize Series A round by end of spring 2021. Although we can't guarantee it, we hope to raise $10 - $15M in our Series A.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: 40%

Gross Margin: 100%

Return on Assets: 43%

Earnings per Share: $0.10

Revenue per Employee: $146,609

Cash to Assets: 74%

Revenue to Receivables: 494%

Debt Ratio: 10%

19.12.31 FINAL Rentberry FS.pdf

Risks

1. Rentberry's current business model has a solid track record and has assembled a quality team to grow the company. However, it is possible that the company will not be able to successfully implement future components of the business model, such as virtual reality, review and ratings, or the proprietary scoring system. If Rentberry is unable to operationalize these features, or the market does not respond positively to them, some or all of the usefulness of Rentberry platform may be at risk, despite any corrective actions Rentberry may take.

2. The Company may never receive a future equity financing that results in the conversion of the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities until they automatically convert to Common Stock. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Rentberry's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. A potential lack of use or public interest in the Rentberry platform and change in the legal and regulatory environment in real estate could negatively impact Rentberry's business operations and revenue streams.

5. Although Rentberry intends for the Rentberry platform to have the features and specifications, Rentberry may make changes to such features and specifications for any number of reasons.

6. Rentberry may rely on third parties to develop and build out the platform. Rentberry may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with Rentberry.

7. Rentberry's success depends on its continued innovation to provide new, and improve upon existing, products and services that make its platform useful for users. If Rentberry is unable to continue offering high-quality, innovative products and services, it may be unable to attract additional users or retain current users, which could harm Rentberry's business, results of operations and financial condition.

   In addition, Rentberry's success depends on its ability to continue to attract users to its platform and enhance their engagement with Rentberry's products and services.

   Rentberry's existing and potential competitors include, but are not limited to, companies that operate, or could develop, international, national and local real estate, rental mobile applications and websites. These companies could devote greater technical and other resources than Rentberry has available, have a more accelerated timeframe for deployment and leverage their existing user bases and proprietary technologies to provide products and services that users might view as superior to Rentberry's offerings. Any of Rentberry's future or existing competitors may introduce different solutions that attract users or provide solutions similar to Rentberry's but with better branding or marketing resources. If Rentberry is not able to continue to attract users to its platform, Rentberry's business, results of operations and financial condition would be harmed.

   Rentberry's future success also substantially depends... more

8. If Rentberry runs out of cash and not able to successfully monetize the platform and/or raise additional capital, it may need to liquidate the business.

9. A prolonged downturn in one or more of the economies in the countries where Rentberry operates would result in reduced demand and will affect the ability of Rentberry's platform to generate significant revenue.

10. Forward looking statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections.

    These and other factors could adversely affect the outcome and financial effects of the plans and events of Rentberry and may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

    No statement is intended to be nor may be construed as a profit forecast. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.

11. An investment in Rentberry is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of Rentberry's business objectives, and risk of illiquidity. The performance results of an investment in Rentberry stock can be volatile. No representation is made that the Rentberry will achieve certain performance goals or that any investment in Rentberry will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the Rentberry stock and it may be subject to substantial transfer restrictions.

12. Rentberry develops new and novel technology. In addition to the risks outlined, there are other risks associated with Rentberry, including those that Rentberry cannot anticipate.

13. The Company, as are all companies, operating in unprecedented times with the onset of COVID-19 (Coronavirus). The impact that COVID-19 will have on the operations of the business, its financial performance, and its ability to attract and maintain customers and users are all performance factors that, at this time, are uncertain.

14. The Company currently, in an effort to attract investors, offers certain benefits (rewards/perks), free of charge. For example, membership to the Rentberry platform and/or access to certain functionality is sometimes provided free of charge to certain investors. At some point, however, Rentberry may abandon a membership platform and/or certain functionality may no longer exist on the platform, in which case any benefits (rewards/perks) that have been or are being provided would no longer be benefits.

15. The Company may change its financial monetization strategy in the future that can drastically impact financial projections. For example, the Company may elect for a longer period to offer free services in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Oleksiy Lyubynskyy	CEO @ Rentberry, Inc.	2015
Denys Golubovskyi	CTO @ Rentberry, Inc.	2018
Oleksandr Kotovskov	Head of Design @ Rentberry, Inc.	2018

Officers

OFFICER	TITLE	JOINED
Oleksiy Lyubynskyy	President CEO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Oleksiy Lyubynskyy	6,783,222 Common Shares	37.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$1,070,000	SAFE
08/2019	$2,115,000	SAFE
09/2017	$2,475,000	Convertible Note
07/2016	$890,000	Convertible Note

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$100,000	30% - IT Development. Rentberry plans to continuously introduce new features, user interfaces, and support Web, iOS and Android apps.30% - Business Development and Partnerships. Rentberry already partnered with more than 30 companies. The key to success is stellar business development, which we have and in which we invest from the first day.30% - Marketing and sales. Rentberry will continue to run its marketing efforts on a lean, cost-efficient basis, and keep user acquisition costs to one of the lowest in the industry.7.5% - Wefunder fee.2.5% - Administration and Operations. Rentberry is running a lean, cost-effective start-up and plans to continue to do so in the future. However, to compete in the real estate ecosystem at the highest levels, we will need funds for accounting and administrative activities. This includes monthly bookkeeping, office rent, and subscription to various services that make business processes more efficient (Zoom, Quickbooks, etc.).
$1,070,000	30% - IT Development. Rentberry plans to continuously introduce new features, user interfaces, and support Web, iOS and Android apps. 25% - Business Development and Partnerships. Rentberry already partnered with more than 30 companies. The key to success is stellar business development, which we have and in which we invest from the first day. 25% - Marketing and sales. Rentberry will continue to run its marketing efforts on a lean, cost-efficient basis, and keep user acquisition costs to one of the lowest in the industry. 7.5% - Wefunder fee. 6% - Administration and Operations. Rentberry is running a lean, cost-effective start-up and plans to continue to do so in the future. However, to compete in the real estate ecosystem at the highest levels, we will need funds for accounting and administrative activities. This includes monthly bookkeeping, office rent, and subscription to various services that make business processes more efficient (Zoom, Quickbooks, etc.). 5% - Legal. One of our primary focuses when starting this company was to establish a solid legal foundation for Rentberry. That is why Rentberry is now engaged with some of the best legal teams, including Pepper Hamilton LLP (general corporate counsel) and RedBrick IP (intellectual property and patent counsel). 1.5% - Bug Bounty Program. Our goal is to make sure our platform will adhere to the highest security standards and have a minimal number of bugs. Even though we currently have one of the best engineering teams, we do understand that it is crucial to reward the public for helping us build a platform with as few flaws as possible.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Shares	20,000,000	18,287,337	Yes

The Funding Portal

Rentberry is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.